

ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.


04035251

June 29, 2004

Re: ARCON International Resources P.l.c., Rule 13g - 2g(b) Exemption File No. 82-4803

To Whom It May Concern:

Please find enclosed information and/or documents furnished on behalf of ARCON International Resources P.l.c. (Rule 12g3-2(b) File No. 82-4803) submitted pursuant to paragraph (b) (I) (iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act of 1934.

Yours sincerely,

Michael Graham,
Company Secretary.

dlw 7/7

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to obtain your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being in the case of Shareholders resident in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 of Ireland or the Stock Exchange Act 1995 of Ireland and, in the case of Shareholders resident in the United Kingdom, an organisation or firm authorised under the Financial Services and Markets Act 2000 of the United Kingdom).

If you have sold or otherwise transferred all of your Ordinary Shares in ARCON International Resources P.l.c., please send this document together with the enclosed Form of Proxy (green) at once to the relevant transferee or to the stockbroker, bank or other person through whom the sale or transfer was effected, for transmission to the relevant transferee.

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the New Ordinary Shares proposed to be created under the Consolidation to be admitted to the Official List of the Irish Stock Exchange and to the Official List of the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on their respective main markets for listed securities. It is expected that the New Ordinary Shares will be admitted to listing and that dealings in the New Ordinary Shares will commence on 9 August, 2004. Listing of and dealing in the existing Ordinary Shares will come into effect from the close of business on 6 August, 2004.



ARCON

International Resources P.l.c.

(Registered in Ireland with registered number 74748)

Proposed 1 for 10 Consolidation of Ordinary Shares

Proposed Reduction of Share Capital

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of ARCON International Resources P.l.c. set out on pages 6 to 8 of this document which recommends you to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

The Directors, whose names appear on page 2 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Notice of an Extraordinary General Meeting of ARCON International Resources P.l.c. to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland, on 19 July, 2004 immediately following the conclusion (or adjournment) of the Annual General Meeting, which has been convened for 3.00 p.m. on the same date, is set out at the end of this document.

The Form of Proxy for use at the Extraordinary General Meeting is enclosed in this document and, to be valid, must be completed, signed and returned in accordance with the instructions thereon and received by the Registrars, Capita Corporate Registrars Plc, at P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) as soon as possible but, in any event so as to be received by not later than 3.00 p.m. on 17 July 2004. The completion and return of the Form of Proxy will not preclude Shareholders

DIRECTORS, SECRETARY AND ADVISERS

Directors:	Tony O'Reilly Jnr *(Non-Executive Chairman)* Kevin Ross *(Chief Executive Officer)* W. Peter Kidney *(Finance Director)* J. Patrick Hayes *(Non-Executive Director)* James S. McCarthy *(Non-Executive Director)* James S. D. McCarthy *(Non-Executive Director)* William A. Mulligan *(Non-Executive Director)* David Roxburgh *(Non-Executive Director)* W. James Tilson *(Non-Executive Director)*
Head and Registered Office:	60 Merrion Road, Ballsbridge, Dublin 4, Ireland.
Company Secretary:	Michael Graham
Solicitors:	Matheson Ormsby Prentice, 30 Herbert Street, Dublin 2, Ireland.
Financial Adviser:	Davy Corporate Finance Limited, Davy House, 49 Dawson Street, Dublin 2, Ireland.
Registrar:	Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

TABLE OF CONTENTS

		Page
Expected Timetable of Principal Events		3
Definitions		4
PART I:	Letter from the Chairman of ARCON International Resources P.l.c.	6
PART II:	Additional Information	9
Notice of Extraordinary General Meeting		11

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Forms of Proxy in respect of EGM	3.00 p.m. on 17 July, 2004
Annual General Meeting	3.00 p.m. on 19 July, 2004
Extraordinary General Meeting	immediately following the AGM convened for 3.00 p.m. on 19 July, 2004
Cessation of dealing in the Existing Ordinary Shares	close of business on 6 August, 2004
Record Date for the Consolidation	6.00 p.m. on 6 August, 2004
Effective Date for the Consolidation	6 August, 2004
Commencement of dealing in the New Ordinary Shares	start of business on 9 August, 2004
CREST accounts credited with New Ordinary Shares	9 August, 2004
Despatch share certificates in respect of New Ordinary Shares to non-CREST Shareholders	on or before 23 August, 2004

The Company intends to make an initial application for the Reduction of Capital to the High Court as soon as practicable

DEFINITIONS

"Act"	the Companies Act 1963, as amended;
"Admission"	admission of the New Ordinary Shares to the Official Lists and to trading on the Irish Stock Exchange's and the London Stock Exchange's respective main markets for listed securities;
"Annual General Meeting" or "AGM"	the annual general meeting of the Company convened for 3.00 p.m. on 19 July, 2004 at The Westbury Hotel, Grafton Street, Dublin 2, Ireland or any reconvened meeting following any adjournment thereof;
"Articles of Association"	the articles of association of the Company;
"ARCON" or "the Company"	ARCON International Resources P.l.c.;
"Board" or "Directors"	the directors of the Company, whose names appear on page 2 of this document;
"Cancellation"	the cancellation of the Deferred Shares;
"certificated" or "in certificated form"	an Ordinary Share which is not in uncertificated form;
"Company Registrars"	Capita Corporate Registrars Plc;
"Consolidation" or "Proposed Consolidation"	the proposed consolidation of every 10 Ordinary Shares into one New Ordinary Share;
"CREST"	the relevant system for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No 3755)
"Deferred Shares"	287,502,332 deferred shares of nominal value €0.05 each in the capital of the Company, which are non-voting and which carry no dividend rights;
"Existing Issued Share Capital"	1,739,382,821 Ordinary Shares in issue as at 15 June, 2004 (the latest practicable date prior to publication of this document);
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company to be held on 19 July, 2004 at The Westbury Hotel, Grafton Street, Dublin 2, Ireland, immediately following the conclusion (or adjournment) of the AGM which has been convened for 3.00 p.m. on the same date, notice of which is set out at the end of this document;
"Form of Proxy"	the enclosed Form of Proxy (green) for use by Shareholders in connection with the Extraordinary General Meeting;
"FSMA"	the Financial Services and Markets Act 2000 of the United Kingdom;
"Group" or "ARCON Group"	ARCON and its subsidiary undertakings from time to time;
"High Court"	the High Court of Ireland;
"Ireland"	Ireland, excluding Northern Ireland, and the word "Irish" shall be construed accordingly;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;

"Listing Rules	the listing rules of the Irish Stock Exchange and/or where appropriate the listing rules of the UK Listing Authority;
"London Stock Exchange"	London Stock Exchange plc;
"New Ordinary Share(s)" or "New Shares"	the new ordinary shares of nominal value €0.10 each in the capital of ARCON to be created pursuant to the Consolidation;
"Notice"	the notice of the EGM set out at the end of this document;
"Official Lists"	the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority;
"Optionholders"	holders of options under the Share Option Schemes;
"Ordinary Share(s)" or "Existing Ordinary Share(s)" or "Existing Shares"	ordinary share(s) of nominal value €0.01 each in the capital of the Company;
"Record Date"	6.00 p.m. on 6 August, 2004, or such other date as the Directors may determine, being the date by reference to which the Consolidation is calculated;
"Reduction of Capital" or "Reduction"	the proposed reduction of the share capital of the Company pursuant to Resolution 2;
"Resolutions"	the ordinary resolution to approve the Consolidation and the special resolution to approve the Reduction of Capital, each as set out in the Notice;
"Share Dealing Service" or "the Service"	the service being offered by Capita IRG Trustees Limited, to allow certain holders to dispose of their shareholding of Ordinary Shares (aggregated and sold in the format of New Ordinary Shares following Consolidation) in a cost effective manner;
"Shareholders" or "ARCON Shareholders"	the holders of the Ordinary Shares;
"Share Options" or "Options"	options granted pursuant to the terms of the Share Option Schemes;
"Share Option Schemes"	the Company's 1986 Share Option Scheme, which has now expired and the Company's 1997 Share Option Scheme;
"Stock Exchanges"	the Irish Stock Exchange and the London Stock Exchange;
"subsidiary undertakings"	shall have the meaning given by the European Communities (Companies: Group Accounts) Regulations 1992;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services Act and Markets Act 2000 of the United Kingdom;
"uncertificated" or in "uncertificated form"	Ordinary Shares recorded on the Company's register of Ordinary Shares as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of an instruction and in accordance with the rules of CREST; and
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland.

Note:
References in this document to:
(1) "£" and "p" are to pounds and pence sterling;
(2) "€" and "cent" are to euro, the lawful currency of Ireland pursuant to the provisions of the Economic and Monetary Union Act, 1998; and

Unless otherwise stated in this document all references to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or

PART I - LETTER FROM THE CHAIRMAN OF ARCON



ARCON
International Resources P.l.c.

(Registered in Ireland with registered number 74748)

Head and Registered Office:
60 Merrion Road,
Ballsbridge,
Dublin 4,
Ireland.

Directors:
Tony O'Reilly Jnr *(Non-Executive Chairman)*
Kevin J. Ross *(Chief Executive Officer)*
W. Peter Kidney *(Finance Director)*
J. Patrick Hayes *(Non-Executive Director)*
James S. McCarthy *(Non-Executive Director)*
James S. D. McCarthy *(Non-Executive Director)*
William A. Mulligan *(Non- Executive Director)*
David Roxburgh *(Non-Executive Director)*
W. James Tilson *(Non-Executive Director)*

23 June, 2004

To Shareholders and, for information only, to Optionholders

Proposed 1 for 10 Consolidation of Ordinary Shares
Proposed Reduction of Capital
and
Notice of Extraordinary General Meeting

Dear Shareholder,

INTRODUCTION

I am writing to you to explain the Board's proposal for a consolidation of the Company's share capital, to provide you with details of the proposed reduction of the Company's share capital, and to introduce a Share Dealing Service to Shareholders.

ARCON's Ordinary Shares have recently traded in a range of 3 to 5 cent. As ARCON's Ordinary Shares are considered to be a "penny stock" the bid offer spread compared to the market price may be relatively large to the detriment of the marketability of the Ordinary Shares. Accordingly, it is proposed that every 10 Existing Ordinary Shares be consolidated into 1 New Ordinary Share. Shareholdings of less than 10 shares, and the balance of larger shareholdings not divisible by 10, will be sold in the market with the net proceeds, after expenses, being donated to charity. The Consolidation should facilitate a reduction in the magnitude of the bid offer spread compared to the market price of ARCON's Ordinary Shares.

A low cost Share Dealing Service will be provided for a limited time by Capita IRG Trustees Limited to assist those Shareholders with small or uneconomical shareholdings to dispose of their Ordinary Shares (which will be aggregated and sold in the format of New Ordinary Shares following Consolidation) in a cost effective manner.

In 2002 ARCON underwent a major financial restructuring involving the forgiveness of debt and a rights issue to re-capitalise the Company. To complete this restructuring it is proposed to seek shareholder approval for a Reduction of Capital whereby the capital of the Company will be reduced by applying the sum of €80,120,000 standing to credit of the Company's share premium account against the Company's accumulated losses in the profit and loss account and by reducing the amount standing to credit of the share premium account by the said sum of €80,120,000. This will increase the financial flexibility of the Company and should enable the Company to pay a dividend in the future if it so wishes.

The Reduction of Capital will be subject to confirmation by the High Court. The cancellation of the Deferred Shares will take place in parallel with the Reduction of Capital. The Company has already been authorised (by Shareholders) to cancel the Deferred Shares subject to confirmation by the High Court.

The purpose of this document is to provide further information on the Consolidation; the Reduction and the Cancellation; to introduce the Share Dealing Service to Shareholders and to convene an Extraordinary General Meeting at which your approval to the Consolidation and the Reduction will be sought.

THE CONSOLIDATION

It is proposed that every 10 Existing Ordinary Shares of nominal value €0.01 each will be consolidated into 1 New Ordinary Share of nominal value €0.10. Details in relation to the treatment of fractional entitlements are set out in section 3 of Part II of this document.

The number of Shareholders who will have a nil entitlement to New Ordinary Shares under this arrangement is approximately 1.5% of the total number of Shareholders in the Company and the Board believes that the shareholdings thus effected, which based on the market price per Ordinary Share on the Irish Stock Exchange on 15 June, 2004 (the latest practicable date prior to the publication of this document) have a value of less than €0.32 each, are too small to be economical.

The Consolidation will not affect the total market capitalisation of the Company or the value of individual shareholdings (disregarding adjustments for fractional entitlements). Shareholdings of less than 10 shares, and the balance of larger shareholdings not divisible by 10, will be sold in the market with the net proceeds, after expenses, being donated to charity.

Existing share certificates will become invalid and new share certificates, evidencing the New Ordinary Shares will be issued and are expected to be despatched by 23 August, 2004. Pending the issue of definitive share certificates, transfers of New Ordinary Shares will be certified by Capita Corporate Registrars Plc against the register. The outstanding Deferred Shares, which are effectively valueless, will not be altered by the Consolidation but are proposed to be dealt with as set out under "*Cancellation of Deferred Shares*" below.

THE SHARE DEALING SERVICE

A low cost Share Dealing Service will be offered by Capita IRG Trustees Limited to certain ARCON Shareholders, with registered addresses in Ireland and the UK only, to allow them to dispose of all (but not some of) their holding of Ordinary Shares (which will be aggregated and sold in the format of New Ordinary Shares following Consolidation). The Service is available to Shareholders from the 23 June, 2004 until Friday 6 August, 2004. This service is not available to Shareholders holding more than 25,000 Existing Ordinary Shares at the close of business on 6 August, 2004. Further details in relation to the Service are set out in the separate letter to Shareholders accompanying this Circular. The objective of the Service is to allow Shareholders with relatively uneconomic holdings to liquidate their investment in ARCON without incurring all of the usual dealing expenses.

THE REDUCTION OF CAPITAL

Based on the audited balance sheet of ARCON International Resources P.l.c as at 31 December, 2003, the deficit on the profit and loss account of the Company was €80,120,000. In order to reduce this deficit, Shareholders are being asked to authorise, subject to confirmation by the High Court, a capital reduction of €80,120,000. The proposed reduction of capital will reduce the deficit on the profit and loss account, which at 31 December 2003 amounted to €80,120,000 and reduce the balance on the share premium account by €80,120,000.

Assuming approval of the Reduction of Capital by the Shareholders, application will be made to the High Court for confirmation of the Capital Reduction. A simultaneous application will be made to the High Court for the Cancellation of the Deferred Shares. Shareholder approval has already been received from Shareholders to allow the Cancellation to occur.

Reducing the deficit in the profit and loss account in this manner will increase the financial flexibility of ARCON. Your Board believes therefore that the Reduction of Capital is a progressive step forward for both Shareholders and the Company by restructuring the balance sheet so that it reflects the reality of the Company's financial and trading position.

CANCELLATION OF DEFERRED SHARES

During the financial year ended 31 December, 2002 the share capital of the Company was restructured to facilitate a rights issue, with each ordinary share of €0.06 being converted into one ordinary share of €0.01

and one deferred share of €0.05. The Deferred Shares are effectively valueless, do not entitle the holder thereof to receive a dividend or other distribution, do not entitle the holder to receive notice of or vote at any general meeting of the Company, and effectively do not entitle the holder to any proceeds on a return of capital or winding up of the Company.

EXTRAORDINARY GENERAL MEETING

In order to approve the Consolidation and the Reduction, an Extraordinary General Meeting has been convened, at which Shareholder approval will be sought for the Resolutions. A Notice convening this meeting, to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland, on 19 July, 2004 immediately following the conclusion (or adjournment) of the AGM (which has been convened for 3.00 p.m. on the same date) at which the Resolutions will be proposed, is set out at the end of this document.

Resolution 1 is an ordinary resolution to permit the Company pursuant to Articles 44 and 45 of the Articles of Association and in accordance with section 68 of the Companies Act 1963, to consolidate its issued and unissued Ordinary Shares and to treat fractional entitlements arising therefrom as set out in this document.

Resolution 2 is a special resolution to permit the Company pursuant to Article 46 of its Articles of Association and in accordance with section 72 of the Companies Act 1963, as amended, to reduce its share capital subject to confirmation by the High Court of Ireland.

ACTION TO BE TAKEN

You will find enclosed with this document a Form of Proxy (green) for use at the EGM. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete and return the Form of Proxy in accordance with the instructions printed thereon and to return it as soon as possible and, in any event, so as to be received by the Registrars, Capita Corporate Registrars Plc, at P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) by not later than 3.00 p.m. on 17 July, 2004. Completion and return of the Form of Proxy will not preclude you from attending and voting at the EGM in person if you so wish.

FURTHER INFORMATION

Your attention is drawn to the further information set out in Part II of this document.

RECOMMENDATION

The Directors believe that the proposals relating to the Consolidation and the Reduction are in the best interests of the Company and the Shareholders as a whole.

Accordingly, the Directors unanimously recommend that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting on 19 July, 2004 as the Directors intend to do in respect of their own beneficial holdings which amount to 9,982,572 Ordinary Shares, representing approximately 0.57% of the Existing Issued Share Capital.

Yours faithfully,

TONY O'REILLY Jnr
Chairman

PART II – ADDITIONAL INFORMATION

(1) ARCON International Resources P.l.c.

The Company was incorporated in Ireland on 11 April, 1980 pursuant to the Companies Act 1963 under the name Conroy Petroleum and Natural Resources Limited (registered number 74748). On 9 May, 1984 the Company re-registered as a public limited company under the name Conroy Petroleum and Natural Resources P.l.c. On 29 July, 1992 the Company changed its name to ARCON International Resources P.l.c. The legislation under which the Company operates is the Companies Acts, 1963 to 2001.

The Company's registered and head office is at 60 Merrion Road, Ballsbridge, Dublin 4, Ireland.

The principal business of the ARCON Group is mining and mineral exploration. Mining is carried out through its wholly owned subsidiary, ARCON Mines Limited, which is the operator of the Galmoy zinc-lead mine in County Kilkenny, Ireland. The exploration interests of ARCON include a number of prospecting licence areas in Ireland.

(2) Share Capital

The following table sets out the authorised and issued fully paid share capital of the Company at 15 June, 2004 (the latest practicable date prior to the publication of this document) and the authorised and issued fully paid share capital as it will be following the Consolidation (assuming no Ordinary Shares are issued between the date of this document and the Record Date), and following the Consolidation, the Reduction of Capital and the Cancellation.

	Prior to Consolidation		*Following Consolidation*		*Following Consolidation Reduction of Capital and Cancellation of Deferred Shares*	
	Nominal Value €	*Number*	*Nominal Value €*	*Number*	*Nominal Value €*	*Number*
Authorised Share Capital						
Ordinary Shares of €0.01	21,624,883.40	2,162,488,340	21,624,883.40	216,248,834	21,624,883.40	216,248,834
Deferred Shares of €0.05	14,375,116.60	287,502,332	14,375,116.60	287,502,332	-	-
Allotted, called up and fully paid						
Ordinary Shares of €0.01	17,393,828.21	1,739,382,821	17,393,828.2	173,938,282	17,393,828.2	173,938,282
Deferred Shares of €0.05	14,375,116.60	287,502,332	14,375,116.60	287,502,332	-	-

Note: Deferred Shares are not proposed to be consolidated.

(3) Fractional Entitlements

The proposed Consolidation would give rise to fractions of New Ordinary Shares if the total holding of Existing Shares is less than 10 or is not exactly divisible by 10 at the time the proposed Consolidation takes effect. The number of New Ordinary Shares in ARCON held by shareholders after the proposed Consolidation will be rounded down to the nearest whole number.

Fractions of New Ordinary Shares which remain after the proposed Consolidation will be aggregated and ARCON's brokers will then exercise their reasonable endeavours to sell or procure the sale of such shares on the best terms reasonably obtainable at the time of sale. Since the respective Shareholder's entitlement to net cash proceeds of such sales will be less than €3.00, as provided in the Articles of Association, such net proceeds, are not intended to be returned to the Shareholders. Instead under the proposed Consolidation the net proceeds of such sales shall belong to and be vested in the Company. The Company will donate the net proceeds realised from the sale to charity. This will require no action on the part of the Shareholder.

(4) Share Rights

The New Ordinary Shares in ARCON will have the same rights, including voting and dividend rights, as the Existing Ordinary Shares. **14.1(h)(iii)**

(5) (a) Shareholders Holding Existing Shares in Certificated Form

Following the proposed Consolidation taking effect on the Record Date, share certificates in respect of Existing Shares will no longer remain valid. New share certificates in respect of New Ordinary Shares will be posted to Shareholders on or before 23 August, 2004.

(b) Shareholders Holding Existing Shares in Uncertificated Form (i.e. in CREST)
If you hold your Existing Ordinary Shares in CREST, such shares will be disabled in CREST on the Record Date. CREST stock accounts will be re-designated with the New Ordinary Shares at the start of business on 9 August, 2004.

(6) Share Option Schemes
Following the proposed Consolidation taking effect, the remuneration committee will adjust the number of shares that are the subject of outstanding options under the Share Option Schemes. The exercise prices will also be adjusted. In accordance with the terms of the Share Option Schemes, the auditors of ARCON will be required to confirm in writing that the adjustment is, in their opinion, fair and reasonable.

(7) Taxation Considerations
Shareholders should consult their own tax advisers with respect to any Irish and/or UK tax consequences of the proposed Consolidation.

(8) Documents Available for Inspection
Copies of the following documents may be inspected at the offices of Matheson Ormsby Prentice, 30 Herbert Street, Dublin 2, Ireland and Matheson Ormsby Prentice, Third Floor, Pinnacle House, 23 – 26 St. Dunstan's Hill, London EC3R 8HN, United Kingdom, during usual business hours, on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including 19 July, 2004:

(a) the Articles of Association of the Company;

(b) the rules of the Share Option Schemes; and

(c) this document.

Dated: 23 June, 2004

ARCON INTERNATIONAL RESOURCES P.l.c.

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the above named Company will be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland, on 19 July, 2004 immediately following the conclusion (or adjournment) of the AGM which has been convened for 3.00 p.m. on the same date, for the purpose of considering and, if thought fit, passing the following Resolutions:

Ordinary Resolution

(1) That, with effect from 6.00 p.m. on 6 August, 2004, every 10 ordinary shares of €0.01 each in the capital of the Company be consolidated into 1 new ordinary share of €0.10; and that, in accordance with Article 45 of the Company's Articles of Association, the Company be and is hereby authorised to sell any fractional shares arising from the consolidation at the best price reasonably obtainable and to distribute the net proceeds of such sale amongst the shareholders entitled to such fractions in due proportions, UNLESS the value of such fractional share is, after deduction of the proper expenses of such sale, less than €3.00, whereupon the net proceeds of such sale shall belong to and be vested in the Company which shall donate the net proceeds to charity.

Special Resolution

(2) That, subject to confirmation of the High Court of Ireland, pursuant to section 72 of the Companies Act 1963, the capital of the Company be reduced by applying the sum of €80,120,000 standing to credit of the Company's share premium account against the Company's accumulated losses in the profit and loss account and by reducing the amount standing to credit of the share premium account by the said sum of €80,120,000 or by such lesser sum as the High Court of Ireland may deem just and equitable.

By order of the Board

MICHAEL GRAHAM
Secretary

Dated: 23 June, 2004

Registered Office:
60 Merrion Road,
Ballsbridge,
Dublin 4,
Ireland.

Notes

A member entitled to attend and vote at the EGM is entitled to appoint a proxy to attend, speak and vote in his/her place. A proxy need not be a member of the Company.

A Form of Proxy for use at the EGM is enclosed. To be effective, the Form of Proxy, together with any Power of Attorney or other authority under which it is executed, or a notarially certified copy thereof, must be completed and reach the Company's Registrars, Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) not less than forty-eight hours before the time for the holding of the meeting.

The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

Only those Shareholders on the register of members of the Company as at 6.00 p.m. on 17 July, 2004 will be entitled to attend and vote at the Extraordinary General Meeting and may also only vote in respect of the number of shares registered in their name at that time.